Exhibit 99.2

NUTRIEN LTD.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

Nutrien Ltd. (“Nutrien”)

122 – 1st Avenue South, Suite 500	13131 Lake Fraser Drive S.E.
Saskatoon, Saskatchewan S7K 7G3	Calgary, Alberta T2J 7E8

1.2	Executive Officer

The name and business telephone number of an executive officer of Nutrien who is knowledgeable about the significant acquisitions and this business acquisition report is:

Joseph Podwika

Executive Vice President & Chief Legal Officer

Phone: (306) 933-8500

Item 2	Details of Acquisition

2.1	Nature of Businesses Acquired

Effective January 1, 2018, Nutrien, directly and indirectly, acquired all of the issued and outstanding common shares (“Agrium Shares”) of Agrium Inc. (“Agrium”) and all of the issued and outstanding common shares (“PotashCorp Shares”) of Potash Corporation of Saskatchewan Inc. (“PotashCorp”), pursuant to a court-approved plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act, pursuant to the Arrangement Agreement dated September 11, 2016 (the “Arrangement Agreement”) and the Plan of Arrangement (as defined in the Arrangement Agreement). As a result of completion of the Arrangement, Agrium and PotashCorp are wholly-owned subsidiaries of Nutrien, which currently manages the continued businesses of Agrium and PotashCorp.

Nutrien is the world’s largest provider of crop inputs and services, producing and marketing the three primary crop nutrients: potash, nitrogen and phosphate. Nutrien is the largest producer of potash worldwide by capacity, and is the third largest natural resource company in Canada by market capitalization. In 2017, Nutrien estimates that combined PotashCorp and Agrium potash operations represented approximately 23% of global potash capacity, nitrogen operations represented 3% of global nitrogen production capacity and phosphate operations represented 4% of global phosphate production capacity. Nutrien services its customers through an extensive infrastructure and storage and distribution network, supplied by 30 wholly-owned production facilities. Nutrien’s diverse and complementary portfolio of high quality potash, nitrogen and phosphate production assets is complemented by its leading global crop inputs retail distribution network.

Nutrien’s focus on growth begins in its manufacturing facilities and extends to the fields where customers use Nutrien’s products. Nutrien’s interrelated business units, which operate across the agricultural input value chain are set out below:

1.	Retail: Nutrien operates the largest global direct-to-grower agricultural retail operation, with product offerings in seed, crop protection, crop nutrient products, merchandise and agronomic services. As of January 1, 2018, Nutrien had approximately 1,500 retail locations across North America, Australia and South America, with over 3,300 crop advisors.

•	The retail market is comprised primarily of sales directly to farm customers, but also includes wholesale sales of crop protection products to other retail operations. Retail operations offer farmers a complete range of seed, liquid and dry fertilizer products, primary crop protection products including herbicides, insecticides, fungicides, specialty nutrition products and biological crop supplement, as well as a range of related services including Echelon™ precision agriculture.

•

Nutrien has 1,000 retail locations in North America under the name Crop Production Services (CPS) and Crop Production Services Canada, including approximately 800 branches, which are facilities supporting a

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specific market area and customer base, and approximately 380 satellites, which are used to position equipment and product to specific markets and customers in support of a branch. In South America, Nutrien has 69 retail locations under the names Agroservicios Pampeanos (ASP) and Utilfertil in Argentina, Chile, Uruguay and Brazil. In Australia, Nutrien has 191 retail locations under the name Landmark.

2.	Potash: Nutrien’s potash operations include the mining and processing of potash, which is predominantly used as fertilizer. Nutrien owns and operates six relatively lower-cost potash operations in Saskatchewan and owns one potash operation in New Brunswick (currently kept in care-and-maintenance mode since January 2016), totaling more than 22 million tonnes of annual nameplate capacity. Nutrien exports potash internationally through its interest in Canpotex Limited – an industry association now owned by Nutrien and The Mosaic Company and tasked with marketing potash sold outside of Canada and the United States.

3.	Nitrogen: Nutrien’s nitrogen operations involve the production of nitrogen fertilizers and nitrogen feed and industrial products, including ammonia, urea, diesel emission fluid, nitrogen solutions, ammonium nitrate and nitric acid. Nutrien is the third largest global nitrogen producer with close to 11 million tonnes of nitrogen product sold annually. Nutrien owns 15 nitrogen production facilities in Canada, Georgia, Louisiana, Ohio, Washington and Trinidad. Nutrien also has significant equity interests in nitrogen facilities in Argentina and Egypt, through its 50% equity interest in Profertil S.A. and 26% equity interest in MISR Fertilizers Production Company S.A.E. Nutrien’s nitrogen capacity places it among the world’s top three publicly traded nitrogen producers by volume.

4.	Phosphate and Sulfate: Nutrien’s phosphate operations include the manufacture and sale of solid and liquid phosphate fertilizers, phosphate feed, ammonium sulfate, and industrial acid, which is used in agricultural and industrial processes. Nutrien is the second-largest North American phosphate producer with over 3 million tonnes of phosphate products sold annually. Nutrien has phosphate mines and mineral processing plant facilities in Florida and North Carolina. Nutrien also has four phosphate feed plants in the United States and one in Canada and produces phosphoric acid at its Geismar, Louisiana facility.

For risk factors relating to Nutrien’s business, see Schedule “B”.

2.2	Acquisition Date

The Arrangement was completed effective January 1, 2018.

2.3	Consideration

Pursuant to the Arrangement, the holders of Agrium Shares (the “Agrium Shareholders”) received common shares of Nutrien (“Nutrien Shares”) at a ratio of 2.230 Nutrien Shares for each Agrium Share and the holders of PotashCorp Shares (the “PotashCorp Shareholders”) received Nutrien Shares at a ratio of 0.400 of a Nutrien Share for each PotashCorp Share. The Nutrien Shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “NTR”.

The aggregate consideration paid by Nutrien for the Agrium Shares and the PotashCorp Shares under the Arrangement was comprised of an aggregate of 644,197,473 Nutrien Shares. Former Agrium Shareholders and PotashCorp Shareholders also received an aggregate amount of $91,149 in cash in lieu of entitlements for fractional Nutrien Shares.

2.4	Effect on Financial Position

Other than as set out below and changes to the corporate structure, board of directors and management of Agrium and PotashCorp as a result of completion of the Arrangement, all as described in the Nutrien’s material change report dated January 2, 2018 and which is incorporated by reference herein, Nutrien does not have any current plans or proposals for material changes in the respective business affairs or the affairs of Agrium or PotashCorp, which may have a significant effect on the financial performance and financial position of Nutrien.

In connection with antitrust approvals necessary for the completion of the Arrangement, effective January 12, 2018, Agrium completed the sale of its (i) Conda, Idaho, phosphate production facility and related assets to Itafos Conda LLC, and (ii) North Bend, Ohio, nitric acid facility and related assets to Trammo Nitrogen Products, Inc., a wholly owned subsidiary of Trammo Inc. Also, in connection with antitrust approvals necessary for the completion of the Arrangement, PotashCorp (i) divested its minority equity interest in Israel Chemicals Ltd. effective January 23, 2018, and (ii) has committed to divest its minority equity interests in Arab Potash Company and Sociedad Química y Minera de Chile S.A. within 18 months of November 2, 2017.

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2.5	Prior Valuations

To the knowledge of Nutrien, there has been no valuation opinion obtained within the last twelve months by Agrium, PotashCorp or Nutrien required by securities legislation or a Canadian exchange or market to support the consideration paid by Nutrien in connection with the Arrangement.

2.6	Parties to Transaction

Except as described below, the Arrangement was not with an “informed person”, “associate” or “affiliate” (each as defined under applicable Canadian securities laws) of Nutrien.

Prior to the completion of the Arrangement, each of Agrium and PotashCorp was an “associate” and “affiliate” of Nutrien, as each held 50% of the then outstanding Nutrien Shares. Pursuant to the Arrangement, such Nutrien Shares were cancelled without any payment in respect thereof.

2.7	Date of Report

February 20, 2018

Item 3	Financial Statements and Other Information

The following financial statements are specifically incorporated by reference in, and form a part of, this business acquisition report:

(i)	the audited consolidated financial statements of Nutrien as at December 31, 2017 and for the period from Nutrien’s incorporation on June 2, 2017 to December 31, 2017, together with the notes thereto and the report of Nutrien’s joint auditors thereon, filed with the securities commissions or similar authorities in each of the provinces of Canada and available under Nutrien’s profile at www.sedar.com;

(ii)	the audited consolidated financial statements of Agrium as at and for the years ended December 31, 2017 and 2016, together with the notes thereto and the auditors’ report thereon, filed with the securities commissions or similar authorities in each of the provinces of Canada and available under Agrium’s profile at www.sedar.com; and

(iii)	the audited consolidated financial statements of PotashCorp as at and for the years ended December 31, 2017 and 2016, together with the notes thereto and the auditors’ report thereon, filed with the securities commissions or similar authorities in each of the provinces of Canada and available under PotashCorp’s profile at www.sedar.com.

Attached as Schedule “A” to this business acquisition report are the following pro forma financial statements of Nutrien:

(i)	the unaudited pro forma consolidated balance sheet as at December 31, 2017, which gives effect to the Arrangement as if it had taken place as at that date; and

(ii)	the unaudited pro forma consolidated statement of earnings for the year ended December 31, 2017, which gives effect to the Arrangement as if it had taken place on January 1, 2017, including pro forma earnings per share calculations.

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SCHEDULE “A”

NUTRIEN LTD.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

In late December 2017, Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and Agrium Inc. (“Agrium”) received all regulatory approvals required to complete the Arrangement, which was completed effective January 1, 2018. PotashCorp shareholders received 0.400 of a common share of Nutrien Ltd. (“Nutrien”) for each PotashCorp share held, and Agrium shareholders received 2.230 common shares of Nutrien for each Agrium share held. Nutrien common shares commenced trading on the Toronto Stock Exchange and the New York Stock Exchange on January 2, 2018 under the ticker symbol “NTR”. Trading of common shares of PotashCorp and Agrium was halted on the Toronto Stock Exchange and New York Stock Exchange concurrently with the listing of Nutrien common shares on such exchanges, and shares of Agrium and PotashCorp were delisted shortly thereafter.

Immediately after completion of the Arrangement, Nutrien held all of the issued and outstanding common shares of Agrium through its wholly-owned subsidiary, Agrium AcquisitionCo ULC. On February 1, 2018, Agrium amalgamated with Agrium AcquisitionCo ULC, and is currently a direct, wholly-owned subsidiary of Nutrien. Nutrien holds all of the issued and outstanding shares of PotashCorp through PotashCorp AcquisitionCo ULC. Nutrien was incorporated on June 2, 2017 for the purpose of participating in the Arrangement. For the period from the date of incorporation to December 31, 2017, Nutrien did not conduct any business activities other than those required for its formation and matters contemplated by the Arrangement.

In connection with obtaining certain required regulatory approvals required in respect of the Arrangement, PotashCorp and Agrium agreed to certain conditions, including:

•	the divestment of Agrium’s Conda, Idaho phosphate production facility and adjacent phosphate mineral rights (“CPO”) and North Bend, Ohio Nitric Acid facility (“North Bend Facility”); and

•	the divestment of PotashCorp’s minority shareholdings in Arab Potash Company, Sociedad Quimica y Minera de Chile S.A., and Israel Chemicals Ltd. (“ICL”) within certain specified time periods over the 18 months following the Arrangement.

On January 12, 2018, the dispositions of CPO and the North Bend Facility were completed. The disposition of ICL by PotashCorp was completed on January 24, 2018.

The pro forma financial information described below gives pro forma effect to the Arrangement in accordance with National Instrument 51-102 — Continuous Disclosure Obligations of the Canadian Securities Administrators (“NI 51-102”) by applying pro forma adjustments to Nutrien’s, Agrium’s and PotashCorp’s historical consolidated financial statements, which are incorporated by reference into the business acquisition report (the “BAR”). The pro forma financial information has been derived from the respective historical consolidated financial statements of Nutrien, PotashCorp and Agrium, along with certain adjustments and assumptions made to give effect to the Arrangement. Adjustments in accordance with NI 51-102 include only adjustments to conform Agrium’s financial statement amounts to PotashCorp’s accounting policies and adjustments for those pro forma events that are (a) directly attributable to the Arrangement for which there are firm commitments, (b) for which the complete financial effects are objectively determinable and (c) factually supportable. The pro forma adjustments are based upon currently available information and certain assumptions that management of Nutrien believes are reasonable under the circumstances.

The pro forma financial information presents the consolidated effect on the historical statements and provides the following resulting information:

Historical Information of Nutrien, PotashCorp and Agrium	Historical Dates and Giving Effect	Resulting Pro Forma Financial Information
Consolidated balance sheets (Nutrien and Agrium); statements of financial position (PotashCorp)	As at December 31, 2017	Unaudited pro forma consolidated balance sheet, referred to as the pro forma balance sheet
Consolidated statements of earnings (Nutrien and Agrium); statements of income (PotashCorp)	For the year ended December 31, 2017 and, in the case of Nutrien, for the period from the date of incorporation on June 2, to December 31, 2017	Unaudited pro forma consolidated statement of earnings, referred to as the pro forma statement of earnings

The pro forma financial information is presented for illustrative purposes only and does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, further acquisitions or disposals not yet known or probable, or impacts of Arrangement-related double-trigger change in control provisions that are currently not factually supportable and/or probable of occurring. Therefore, the pro forma consolidated financial information is presented for informational purposes only and is not necessarily indicative of what Nutrien’s actual financial condition or results of operations would have been had the Arrangement been completed on the date indicated, nor does it purport to project Nutrien’s future financial position or results of operations for any future period or as of any future date. Accordingly, the consolidated business, assets, results of operations and financial condition may differ significantly from those indicated, for reasons including the risk factors described in Schedule “B”.

Each of the equity-based awards for each of PotashCorp and Agrium, whether vested or unvested, that were outstanding immediately prior to the completion of the Arrangement, were converted into a Nutrien award (“Replacement Award”) as set out in the arrangement agreement between Agrium and PotashCorp dated September 11, 2016 (the “Arrangement Agreement”). For more information on the conversion of equity-based awards for PotashCorp and Agrium, refer to “Part I —The Arrangement —Effect of the Arrangement —Agrium Options, PotashCorp Options, and Other Awards under Equity-Based Compensation Plans” in the joint proxy circular of Agrium and PotashCorp dated October 3, 2016 (the “Circular”).

While the Arrangement constituted a “change of control” for purposes of the applicable PotashCorp and Agrium plans, the issuance of Replacement Awards and the Arrangement itself will generally not result in accelerated payments or vesting of the original equity instruments granted unless a holder of such equity instruments is terminated without cause or resigns with good reason (each as defined in the applicable PotashCorp or Agrium plan under which the applicable equity instruments granted were originally awarded) within 24 months of the completion of the Arrangement. However, certain executives of PotashCorp and Agrium have individual employment or change in control agreements that provide for immediate vesting of outstanding stock options and/or stock appreciation rights in the event of a change in control. For Agrium executives, the effect of the above described change in control agreements is included in the pro forma purchase price.

All pro forma adjustments and their underlying assumptions are described more fully in the notes to this pro forma financial information. The pro forma financial information should be read in conjunction with the following:

(a)	The accompanying notes to the unaudited pro forma consolidated financial information;

(b)	the audited consolidated financial statements of Nutrien as at December 31, 2017 and for the period from June 2, 2017 to December 31, 2017 and the related notes, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (“IFRS”);

(c)	the audited consolidated financial statements of Agrium as at and for the years ended December 31, 2017 and 2016, and the related notes, prepared in accordance with IFRS; and,

(d)	the audited consolidated financial statements of PotashCorp as at and for the years ended December 31, 2017, 2016 and 2015, and the related notes, prepared in accordance with IFRS.

Nutrien Ltd.

Unaudited Pro Forma Consolidated Balance Sheet

As at December 31, 2017

	Historical			Adjustments			Consolidated
	Nutrien	PotashCorp(1)	Agrium(1)	Note 4 (c) Divestitures	Other Pro Forma	Note 4 Reference(s)	Pro Forma
(in millions of U.S. dollars)
Assets
Current assets
Cash and cash equivalents	$—	$116	$466	$4,822	$(3)	(b)(i)	$5,401
Receivables	—	489	2,424	—	(1)	(b)(ii)	2,912
Inventories	—	788	3,321	—	(3)	(b)(iii)	4,106
Prepaid expenses and other current assets	—	72	1,124	—	—		1,196
Assets held for sale	—	1,858	105	(1,963)	—		—

	—	3,323	7,440	2,859	(7)		13,615
Non-current assets
Property, plant and equipment	—	12,971	7,091	—	—		20,062
Goodwill	—	97	2,228	—	10,264	(a)	12,589
Other intangible assets	—	69	518	—	—		587
Investments	—	292	522	—	—		814
Other assets	—	246	143	—	—		389

Total Assets	$—	$16,998	$17,942	$2,859	$10,257		$48,056

Nutrien Ltd.

Unaudited Pro Forma Consolidated Balance Sheet (continued)

As at December 31, 2017

	Historical			Adjustments			Consolidated
	Nutrien	PotashCorp(1)	Agrium(1)	Note 4 (c) Divestitures	Other Pro Forma	Note 4 Reference(s)	Pro Forma
Liabilities
Current liabilities
Short-term debt	$—	$730	$867	$—	$—		$1,597
Payables and accrued charges	1	836	5,296	—	(1)	(b)(ii)	6,132
Current portion of long-term debt	—	—	11	—	—		11
Deferred income tax liabilities on assets held for sale	—	36	—	(36)	—		—

	1	1,602	6,174	(36)	(1)		7,740
Non-current liabilities
Long-term debt	—	3,711	4,397	—	533	(b)(iv)	8,641
Deferred income tax liabilities	—	2,205	473	—	(144)	(b)(iv)	2,534
Pension and other post-retirement benefit liabilities	—	440	142	—	—		582
Asset retirement obligations and accrued environmental costs	—	651	517	—	—		1,168
Other non-current liabilities	—	86	118	—	—		204

Total Liabilities	1	8,695	11,821	(36)	388		20,869

Shareholders’ Equity
Share capital	—	1,806	1,776	—	14,122	(b)(i)	17,704
Contributed surplus	—	230	—	—	—		230
Accumulated other comprehensive income (loss)	—	25	(1,116)	—	1,116	(b)(i)	25
Retained earnings	(1)	6,242	5,461	2,895	(5,369)	(b)(i)	9,228

Total Shareholders’ Equity	(1)	8,303	6,121	2,895	9,869		27,187

Total Liabilities and Shareholders’ Equity	$—	$16,998	$17,942	$2,859	$10,257		$48,056

(1)	The financial information in these columns has been derived from PotashCorp and Agrium historical financial statements as at December 31, 2017 with certain reclassifications as described in further detail in Note 7.

See the accompanying notes, which are an integral part of this Unaudited Pro Forma Consolidated Financial Information.

Nutrien Ltd.

Unaudited Pro Forma Consolidated Statement of Earnings

For the year ended December 31, 2017

	Historical				Adjustments		Consolidated Pro Forma
	Nutrien	PotashCorp(1)	Agrium(1)	Divest- itures	Other Pro Forma	Note 4 Reference(s)
(in millions of U.S. dollars, except per share amounts)
Sales	$—	$4,547	$13,766	$—	$(71)	(d)(i)	$18,242
Freight, transportation and distribution	—	(537)	(346)	—	—		(883)
Cost of goods sold	—	(3,335)	(9,994)	—	68	(d)(i)	(13,261)

Gross Margin	—	675	3,426	—	(3)		4,098

Selling expenses	—	(30)	(2,014)	—	—		(2,044)
General and administrative expenses	(1)	(184)	(316)	—	2	(d)(ii)	(499)
Provincial mining and other taxes	—	(151)	(13)	—	—		(164)
Earnings of equity-accounted investees	—	7	39	—	—		46
Other income (expenses)	—	(108)	(141)	—	178	(d)(iv)	(71)

(Loss) Earnings Before Finance Costs and Income Taxes	(1)	209	981	—	177		1,366
Finance costs	—	(238)	(276)	—	44	(d)(iii)	(470)

(Loss) Earnings Before Income Taxes	(1)	(29)	705	—	221		896
Income tax recovery (expense)	—	183	(203)	—	(60)	(d)(v)	(80)

Net (Loss) Earnings from Continuing Operations	(1)	154	502	—	161		816
Net Earnings (Loss) from Discontinued Operations	—	173	(187)	14	—		—

Net (Loss) Earnings	$(1)	$327	$315	$14	$161		$816

Net Earnings per Share
Basic and diluted							$1.27

(1)	The financial information in these columns has been derived from PotashCorp and Agrium historical financial statements for the year ended December 31, 2017 with certain reclassifications as described in further detail in Note 7.

See the accompanying notes, which are an integral part of this Unaudited Pro Forma Consolidated Financial Information.

NUTRIEN LTD.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

(millions of U.S. dollars, except as otherwise noted)

Note 1    Description of the Arrangement

In late December 2017, Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and Agrium Inc. (“Agrium”) received all regulatory approvals required to complete the Arrangement, which was completed effective January 1, 2018. PotashCorp shareholders received 0.400 of a common share of Nutrien Ltd. (“Nutrien”) for each PotashCorp share held, and Agrium shareholders received 2.230 common shares of Nutrien for each Agrium share held. Nutrien common shares commenced trading on the Toronto Stock Exchange and the New York Stock Exchange on January 2, 2018 under the ticker symbol “NTR”. Trading of common shares of PotashCorp and Agrium was halted on the Toronto Stock Exchange and New York Stock Exchange concurrently with the listing of Nutrien common shares on such exchanges, and shares of Agrium and PotashCorp were delisted shortly thereafter.

Immediately after completion of the Arrangement, Nutrien held all of the issued and outstanding common shares of Agrium through its wholly-owned subsidiary, Agrium AcquisitionCo ULC. On February 1, 2018, Agrium amalgamated with Agrium AcquisitionCo ULC, and is currently a direct, wholly-owned subsidiary of Nutrien. Nutrien holds all of the issued and outstanding shares of PotashCorp through PotashCorp AcquisitionCo ULC. Nutrien was incorporated on June 2, 2017 for the purpose of participating in the Arrangement. For the period from the date of incorporation to December 31, 2017, Nutrien did not conduct any business activities other than those required for its formation and matters contemplated by the Arrangement.

In connection with obtaining certain required regulatory approvals required in respect of the Arrangement, PotashCorp and Agrium agreed to certain conditions, including:

•	the divestment of Agrium’s Conda, Idaho phosphate production facility and adjacent phosphate mineral rights (“CPO”) and North Bend, Ohio Nitric Acid facility (“North Bend Facility”); and

•	the divestment of PotashCorp’s minority shareholdings in Arab Potash Company (“APC”), Sociedad Quimica y Minera de Chile S.A. (“SQM”), and Israel Chemicals Ltd. (“ICL”). within certain specified time periods over the 18 months following the Arrangement.

On January 12, 2018, the dispositions of CPO and the North Bend Facility were completed. The disposition of ICL by PotashCorp was completed on January 24, 2018.

Note 2    Basis of Presentation

The pro forma financial information described below gives pro forma effect to the Arrangement in accordance with National Instrument 51-102 — Continuous Disclosure Obligations of the Canadian Securities Administrators (“NI 51-102”) by applying pro forma adjustments to Nutrien’s, Agrium’s and PotashCorp’s historical consolidated financial statements, which are incorporated by reference into the business acquisition report (the “BAR”). The pro forma financial information has been derived from the respective historical consolidated financial statements of Nutrien, PotashCorp and Agrium, along with certain adjustments and assumptions made to give effect to the Arrangement. Adjustments in accordance with NI 51-102 include only adjustments to conform Agrium’s financial statement amounts to PotashCorp’s accounting policies and adjustments for those pro forma events that are (a) directly attributable to the Arrangement for which there are firm commitments, (b) for which the complete financial effects are objectively determinable and (c) factually supportable. The pro forma adjustments are based upon currently available information and certain assumptions that management of Nutrien believes are reasonable under the circumstances.

The pro forma financial information combines and provides the following:

Historical Information of Nutrien, PotashCorp and Agrium	Historical Dates and Giving Effect	Resulting Pro Forma Financial Information
Consolidated balance sheets (Nutrien and Agrium); statements of financial position (PotashCorp)	As of December 31, 2017	Unaudited pro forma consolidated balance sheet, referred to as the pro forma balance sheet
Consolidated statements of earnings (Nutrien and Agrium); statements of income (PotashCorp)	For the year ended December 31, 2017 and, in the case of Nutrien, for the period from the date of incorporation on June 2, to December 31, 2017	Unaudited pro forma consolidated statement of earnings, referred to as the pro forma statement of earnings

The pro forma financial information is presented for illustrative purposes only and does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, further acquisitions or disposals not yet known or probable, or impacts of Arrangement-related double-trigger change in control provisions that are currently not factually supportable and/or probable of occurring. Therefore, the pro forma consolidated financial information is presented for informational purposes only and is not necessarily indicative of what Nutrien’s actual financial condition or results of operations would have been had the Arrangement been completed on the date indicated, nor does it purport to project Nutrien’s future financial position or results of operations for any future period or as of any future date. Accordingly, the consolidated business, assets, results of operations and financial condition may differ significantly from those indicated, for reasons including the risk factors described in Schedule “B.”

Additionally, Nutrien’s effective tax rate may differ from PotashCorp’s historical effective tax rate. The following unaudited pro forma consolidated financial information does not include the impact of the Arrangement on PotashCorp’s or Agrium’s existing deferred tax assets and liabilities.

The pro forma financial information should be read in conjunction with Nutrien’s historical financial statements, Agrium’s historical financial statements and PotashCorp’s historical financial statements, each of which is prepared in accordance with IFRS and is incorporated by reference into this BAR. The historical financial statements of PotashCorp and Agrium have been adjusted to reclassify line items to conform to Nutrien’s expected presentation. Additional reclassifications may be necessary once the financial statement presentation for Nutrien is finalized.

The Arrangement has been accounted for in the pro forma financial information using the acquisition method under IFRS 3 — Business Combinations (“IFRS 3”). As described in Item 2.1 of the BAR, Nutrien acquired all of the issues and outstanding shares of Agrium and PotashCorp and is the acquirer under NI 51-102. However, in preparing pro forma financial information under NI 51-102 in accordance with IFRS, if a new entity is formed to effect a business combination by issuing equity interests, one of the combining entities that existed before the business combination shall be identified as the acquirer. Accordingly, although both PotashCorp and Agrium consolidated in a merger of equals, IFRS 3 requires that one of PotashCorp or Agrium be designated as the acquirer for accounting purposes based on the evidence available. PotashCorp will be treated as the acquiring entity for accounting purposes. In identifying PotashCorp as the acquirer for accounting purposes, Nutrien took into account the voting rights of all equity instruments, the corporate governance structure of the combined company, the composition of senior management of the combined company and the size of each of the companies. In assessing the size of each of the companies, Nutrien evaluated various metrics as at December 31, 2017, including, but not limited to: market capitalization; assets; cash provided by operating activities; earnings before finance costs, interest, taxes, depreciation and amortization; sales; gross margin; net earnings; employees; number of locations; and production capacity, mineral reserves and resources. No single factor was the sole determinant in the overall conclusion that PotashCorp is the acquirer for accounting purposes; rather all factors were considered in arriving at such conclusion.

At the date of preparation of this pro forma financial information, certain pro forma adjustments have been made as identified herein. See Note 4 for further details. The purchase consideration in the pro forma financial information is based on the closing price of PotashCorp and Agrium shares on the New York Stock Exchange on December 29, 2017, the last trading day prior to the closing date of the Arrangement on January 1, 2018.

Note 3    Significant Accounting Policies

The accounting policies used in the preparation of the pro forma financial information are those set out in PotashCorp’s audited consolidated financial statements as at and for the year ended December 31, 2017, which were prepared in accordance with IFRS. The pro forma financial information has been prepared based on the historical financial statements of Nutrien, PotashCorp and Agrium, each of which is incorporated by reference into this BAR.

For the purposes of this pro forma financial information, Nutrien completed a review of potential adjustments needed to conform Agrium’s historical financial statements to PotashCorp’s and concluded that no material adjustments were required. As part of its integration activities, Nutrien will perform a further review and comparison of the accounting policies of PotashCorp and Agrium. From that review, Nutrien may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the financial statements of the consolidated company.

Agrium early adopted IFRS 9 —Financial Instruments on January 1, 2014, whereas PotashCorp adopted IFRS 9 on the mandatory adoption date of January 1, 2018, and PotashCorp applies International Accounting Standard (“IAS”) 39 — Financial Instruments: Recognition and Measurement as at and for the year ended December 31, 2017. On the adoption date of IFRS 9, Agrium held financial assets and liabilities which were reclassified and measured based on the classification requirements and characteristics of each financial instrument. The adoption of IFRS 9 by Agrium did not result in a material impact to Agrium’s financial statements, and after adoption differences arising between Agrium’s application of IFRS 9 and IAS 39 were not material.

Certain reclassifications were made to align the presentation of PotashCorp and Agrium historical financial statements with Nutrien’s financial statement presentation, as set out in Note 7. The reclassifications have no impact on the historical statements of earnings of PotashCorp and Agrium, and accordingly no impact on the pro forma statement of earnings of Nutrien.

Note 4    Pro Forma Adjustments

(a)	Pro Forma Purchase Consideration and Purchase Price Equation

At the date of preparation of this pro forma financial information, certain pro forma adjustments have been made as identified herein; however, the fair values of Agrium’s identifiable assets and liabilities assumed and the impact of applying acquisition accounting have not been fully determined. After reflecting the pro forma adjustments made herein, the excess of the purchase consideration over the recognized amounts of Agrium’s net assets has been presented as goodwill. Once detailed valuations and related calculations are completed in 2018, a material portion of the amount attributed to goodwill could be attributable to property, plant and equipment, other intangible assets, other assets, other liabilities, and the related deferred income tax balances. Some property, plant and equipment and intangible assets are expected to be finite-lived, and accordingly subject to depreciation and amortization. Depreciation and amortization of the actual amounts assigned to the fair values of the identifiable assets and liabilities acquired will result in changes to earnings in periods subsequent to the completion of the Arrangement, and those changes are expected to be material.

Calculation of Nutrien pro forma price per share as at January 1, 2018

(number of shares in millions)	PotashCorp	Agrium	Total
Number of pre-Arrangement shares outstanding	840.22	138.17
Pre-Arrangement share price as at December 29, 2017	$20.65	$115.00
Pre-Arrangement market capitalization	$17,351	$15,889	$33,240

Arrangement Exchange Ratio	0.40	2.23
Number of post-Arrangement shares outstanding	336.09	308.11	644.20

Pro forma price per Nutrien share			$51.60

Purchase consideration, pro forma net assets acquired and goodwill

(number of shares in millions)			Fair value
Number of pre-Arrangement Agrium Shares outstanding		138.17
Agrium Exchange Ratio		2.23

Number of post-Arrangement shares outstanding as of January 1, 2018		308.11
Pro forma price per Nutrien share		$51.60

			$15,898
Fair value of Agrium Replacement Awards (net of deferred income taxes) (Note 6)			98

Total pro forma purchase consideration			$15,996

Agrium net assets as at December 31, 2017, per Agrium’s historical financial statements Fair value increments:		$6,121
Long-term debt	$(533)
Deferred tax impact	144	(389)

Fair value of Agrium net assets acquired			$5,732
Calculated pro forma Arrangement goodwill			10,264

			$15,996

Note 4    Pro Forma Adjustments, continued

(b)	Pro Forma Balance sheet

The pro forma balance sheet as at December 31, 2017 has been adjusted to give effect to the consummation of the Arrangement as if it had occurred on December 31, 2017. The following pro forma adjustments were made:

(i)	Long-term debt has been adjusted to fair value as described in Note 4(a). The pro forma excess of the estimated Arrangement consideration over the fair value of Agrium’s assets and liabilities has been recorded as goodwill.

Pro forma adjustments to shareholders’ equity		December 31, 2017
Eliminate Agrium Shares	$(1,776)
Issue Nutrien Shares in connection with the Arrangement	15,898

Adjustment to share capital		$14,122
Eliminate Agrium’s retained earnings	(5,461)
Eliminate expected Arrangement related costs, net of income taxes of $1	(3)
Eliminate intercompany profit in inventories, net of income taxes of $1	(3)
Adjustment for Agrium’s vested share-based payment awards and change in control provisions	98
Adjustment to retained earnings		(5,369)
Adjustment to eliminate Agrium’s accumulated other comprehensive loss		1,116

Total		$9,869

(ii)	Intercompany receivables and payables of $1 as of December 31, 2017 related to intercompany purchases by Agrium from PotashCorp have been eliminated.

(iii)	Intercompany profit from PotashCorp sales to Agrium remaining in inventory at December 31, 2017 of $3 has been eliminated.

(iv)	Fair value increases were recorded for long-term debt of $533, along with the related deferred tax amount of $144.

(v)	Statutory tax rate of 27% was used to determine the income tax effect of the above pro forma adjustments. The enacted or substantively enacted tax rate of Nutrien could be different than the tax rate assumed for the purpose of preparing this pro forma financial information.

(c)	Pro Forma Divestiture Adjustments

As described in Note 1, Nutrien is required to divest of PotashCorp’s investments in SQM, APC, and ICL to meet conditions of the Competition Commission of India and China’s Ministry of Commerce. In addition, the disposal of certain operations of Agrium is required to meet U.S. Federal Trade Commission conditions for the Arrangement. As these divestitures are directly attributable to the Arrangement, objectively determinable and factually supportable, the effect of their divestment has been reflected in the pro forma balance sheet for the year ended December 31, 2017. Estimated net proceeds on divestments of SQM and APC was determined with reference to quoted fair values on December 29, 2017 of $4,645 and $543 respectively, less estimated costs to dispose calculated as 2% of the expected sale proceeds. The divestment of ICL, Conda, and North Bend were completed in January 2018, and the actual sale proceeds were used to determine the adjustment to retained earnings.

Pro forma divestiture adjustments	SQM	APC	ICL	Conda	Total
Estimated fair value, less costs of disposal	$4,552	$532	$685	$105	$5,874
Carrying value of assets held for sale	(788)	(362)	(708)	(105)	(1,963)
Current income tax on disposition(1)	(1,052)	—	—	—	(1,052)
Deferred tax recovery(1)	36	—	—	—	36

Adjustment to retained earnings	$2,748	$170	$(23)	$—	$2,895

(1)	Statutory tax rates of 27% and nil were applied to SQM and APC, respectively. The statutory rate applied to SQM may not be indicative of the tax impact on disposition.

Note 4    Pro Forma Adjustments, continued

(d)	Pro Forma Statement of Earnings

The pro forma statement of earnings for the year ended December 31, 2017 has been adjusted to give effect to the consummation of the Arrangement as if it had occurred on January 1, 2017. Results for SQM, APC, ICL, and Conda, which have been, or will be, divested by PotashCorp or Agrium, were removed from the pro forma statement of earnings. The following pro forma adjustments were made as they are directly attributable to the Arrangement, the complete financial effects are objectively determinable, and the adjustments are factually supportable:

(i)	Sales and cost of goods sold have been adjusted to eliminate sales made by PotashCorp to Agrium of $71 for the year ended December 31, 2017. Cost of goods sold and inventories have also been adjusted to eliminate intercompany profits of $3 included in inventories held as at December 31, 2017. Intercompany profits included in inventories were estimated based on the gross margin of PotashCorp’s sales and estimated inventory remaining at December 31, 2017.

(ii)	Eliminate change in control payments of $2 related to executive compensation accrued in the historical financial statements of Agrium.

(iii)	The excess of the fair values of Agrium’s long-term debt over its carrying value was amortized using the effective interest method over the remaining terms of the long-term debt. Reduction in finance costs of $44 was recorded for the year ended December 31, 2017.

(iv)	Transaction costs directly related to the Arrangement and included in the historical financial statements of PotashCorp and Agrium in the amounts of $84 and $94 have been eliminated.

(v)	Statutory tax rate of 27% was used to determine the income tax effect of the above pro forma adjustments. The enacted or substantively enacted tax rate of Nutrien could be different than the tax rate assumed for the purpose of preparing this pro forma financial information.

Note 5    Earnings per Share Information

Pro forma net earnings per share

Year Ended December 31, 2017

Basic net earnings per share (1)
Net earnings attributable to Nutrien shareholders - basic	$816
Weighted average shares - basic (millions)	644.15

Net earnings per share - basic	$1.27

Diluted net earnings per share (1)
Net earnings attributable to Nutrien shareholders - diluted	$816
Weighted average shares - diluted (millions)	644.42

Net earnings per share - diluted	$1.27

(1)	Net earnings per share calculations are based on dollar amounts rounded to the nearest million and share amounts rounded to the nearest ten thousand.

Pro forma Nutrien Shares outstanding for earnings per share calculations

(in millions)	Year Ended December 31, 2017

Agrium converted common shares outstanding - basic	308.12
PotashCorp converted common shares outstanding - basic	336.03

Nutrien Shares outstanding - basic	644.15
Dilutive effect of Nutrien equity-based awards	0.27

Nutrien Shares outstanding - diluted	644.42

Historical PotashCorp and Agrium earnings per share

Basic and diluted earnings per share from continuing operations for PotashCorp and Agrium were $0.18 and $3.60, respectively for the year ended December 31, 2017.

Note 6    Arrangement Consideration: Estimated Fair Value of Nutrien Share-based Compensation Issued in Exchange for Agrium Share-based Compensation

As more particularly described in the Arrangement Agreement and in “Part I — The Arrangement — Effect of the Arrangement — Agrium Options, PotashCorp Options, and Other Awards under Equity-Based Compensation Plans” in the Circular, an equity instrument granted under a share-based payment arrangement (where each of the two foregoing italicized terms are defined under IFRS 2 — Share-Based Payment) were assumed by Nutrien and exchanged for Replacement Awards as contemplated in the Arrangement Agreement, based on the Agrium Exchange Ratio and the PotashCorp Exchange Ratio. Under IFRS 3, each Replacement Award issued to former Agrium award holders is measured at fair value on the date of acquisition and the portion attributable to pre-combination service is recorded as part of the purchase consideration and the portion attributable to post-combination service will be recognized as share-based compensation expense over the remaining post-combination service period. As the Replacement Awards have all the same material characteristics as the exchanged equity instruments being replaced, it is not expected that there will be a material difference between the fair value of the original equity instruments outstanding on the completion of the arrangement and the fair value of the Replacement Awards.

Note 7    Reclassifications

The following reclassifications were made to align the presentation of PotashCorp and Agrium’s historical financial statements with Nutrien’s presentation. The reclassifications have no impact on the historical shareholders’ equity or net earnings of PotashCorp and Agrium.

PotashCorp balance sheet reclassifications

As at December 31, 2017	Amount Before Reclassifications	Reclassification Amounts	Reference	Amount After Reclassifications
Assets
Current assets
Cash and cash equivalents	$116	$—		$116
Receivables	489	—		489
Inventories	788	—		788
Prepaid expenses and other current assets	72	—		72
Assets held for sale	1,858	—		1,858

	3,323	—		3,323
Non-current assets
Property, plant and equipment	12,971	—		12,971
Goodwill	—	97	(a)	97
Other intangible assets	—	69	(a)	69
Intangible assets	166	(166)	(a)	—
Investments	—	292	(b)	292
Investments in equity-accounted investees	30	(30)	(b)	—
Available-for-sale-investments	262	(262)	(b)	—
Other assets	246	—		246

Total Assets	$16,998	$—		$16,998

Liabilities
Current liabilities
Short-term debt and current portion of long-term debt	$730	$(730)	(c)	$—
Short-term debt	—	730	(c)	730
Current portion of long-term debt	—	—		—
Payables and accrued charges	807	29	(d)	836
Current portion of derivative instrument liabilities	29	(29)	(d)	—
Deferred income tax liabilities on assets held for sale	36	—		36

	1,602	—		1,602
Non-current liabilities
Long-term debt	3,711	—		3,711
Derivative instrument liabilities	35	(35)	(d)	—
Deferred income tax liabilities	2,205	—		2,205
Pension and other post-retirement benefit liabilities	440	—		440
Asset retirement obligations and accrued environmental costs	651	—		651
Other non-current liabilities and deferred credits	51	35	(d)	86

Total Liabilities	8,695	—		8,695

Equity attributable to holders of Nutrien	8,303	—		8,303
Non-controlling interest	—	—		—

Total Shareholders’ Equity	8,303	—		8,303

Total Liabilities and Shareholders’ Equity	$16,998	$—		$16,998

(a)	Intangible assets were disaggregated between goodwill, and other intangible assets.
(b)	Available-for-sale investments and investments in equity-accounted investees were reclassified to investments.
(c)	Short-term debt and current portion of long-term debt was reclassified to short-term debt.
(d)	Derivative instrument liabilities were reclassified to payables and accrued charges, and other non-current liabilities and deferred credits.

Note 7    Reclassifications, continued

Agrium balance sheet reclassifications

As at December 31, 2017	Amount Before Reclassifications	Reclassification Amounts	Reference	Amount After Reclassifications
Assets
Current assets
Cash and cash equivalents	$466	$—		$466
Receivables	2,406	18	(a)	2,424
Income taxes receivable	18	(18)	(a)	—
Inventories	3,321	—		3,321
Prepaid expenses and other current assets	1,004	120	(b)	1,124
Other current assets	120	(120)	(b)	—
Assets held for sale	105	—		105

	7,440	—		7,440
Non-current assets
Property, plant and equipment	7,091	—		7,091
Investments	—	522		522
Investments in equity-accounted investees	522	(522)		—
Other assets	58	85	(c)	143
Goodwill	2,228	—		2,228
Other intangible assets	518	—		518
Deferred income tax assets	85	(85)	(c)	—

Total Assets	$17,942	$—		$17,942

Liabilities
Current liabilities
Short-term debt	$867	$—		$867
Payables and accrued charges	5,206	90	(d)	5,296
Income taxes payable	27	(27)	(d)	—
Current portion of long-term debt	11	—		11
Current portion of other provisions	63	(63)	(d)	—

	6,174	—		6,174
Non-current liabilities
Long-term debt	4,397	—		4,397
Deferred income tax liabilities	473	—		473
Pension and other post-retirement benefit liabilities	142	—		142
Asset retirement obligations and accrued environmental costs	—	517	(e)	517
Other provisions	522	(522)	(e)	—
Other non-current liabilities and deferred credits	106	12	(e)(f)	118

Total Liabilities	11,814	7		11,821

Equity attributable to holders of Nutrien	6,121	—		6,121
Non-controlling interest	7	(7)	(f)	—

Total Shareholders’ Equity	6,128	(7)		6,121

Total Liabilities and Shareholders’ Equity	$17,942	$—		$17,942

(a)	Income taxes receivable was reclassified to receivables.
(b)	Other current assets were reclassified to prepaid expenses and other current assets.
(c)	Deferred income tax assets were reclassified to other assets.
(d)	Income taxes payable and current portion of other provisions were reclassified to payables and accrued charges.
(e)	Other provisions were reclassified to asset retirement obligations and accrued environmental costs, and other non-current liabilities and deferred credits.
(f)	Non-controlling interest was reclassified to other non-current liabilities and deferred credits.

Note 7    Reclassifications, continued

PotashCorp statement of income reclassifications

For the year ended December 31, 2017	Amount Before Reclassifications	Reclassification Amounts	Reference	Amount After Reclassifications
Sales	$4,547	$—		$4,547
Freight, transportation and distribution	(537)	—		(537)
Cost of goods sold	(3,335)	—		(3,335)

Gross margin	675	—		675
Selling and administrative expenses	(214)	214	(a)	—
Selling expenses	—	(30)	(a)	(30)
General and administrative expenses	—	(184)	(a)	(184)
Provincial mining and other taxes	(151)	—		(151)
Earnings of equity-accounted investees	—	7	(c)	7
Transaction costs	(84)	84	(b)	—
Other income (expenses)	(17)	(91)	(b),(c)	(108)

Income before finance costs and income taxes	209	—		209
Finance costs	(238)	—		(238)
Finance costs related to long-term debt	—	—		—

Income before income taxes	(29)	—		(29)
Income taxes	183	—		183

Net income from continuing operations	154	—		154
Net income from discontinued operations	173	—		173

Net income	$327	$—		$327

(a)	Selling and administrative expenses were reclassified to selling expenses, and general and administrative expenses.
(b)	Transaction costs were reclassified to other income (expenses).
(c)	Equity earnings from investees were reclassified from other income (expenses) to earnings of equity-accounted investees.

Agrium statement of income reclassifications

For the year ended December 31, 2017	Amount Before Reclassifications	Reclassification Amounts	Reference	Amount After Reclassifications
Sales	$13,766	$—		$13,766
Freight, transportation and distribution	—	(346)	(a)	(346)
Cost of goods sold	(10,340)	346	(a)	(9,994)

Gross margin	3,426	—		3,426
Selling expenses	(2,014)	—		(2,014)
General and administrative expenses	(247)	(69)	(b)	(316)
Share-based payments	(69)	69	(b)	—
Provincial mining and other taxes	—	(13)	(c)	(13)
Earnings of equity-accounted investees	39	—		39
Other income (expenses)	(119)	(22)	(c),(e)	(141)

Earnings before finance costs and income taxes	1,016	(35)		981
Finance costs	(101)	(175)	(d),(e)	(276)
Finance costs related to long-term debt	(210)	210	(d)	—

Earnings before income taxes	705	—		705
Income taxes	(203)	—		(203)

Net earnings from continuing operations	502	—		502
Net loss from discontinued operations	(187)	—		(187)

Net earnings	$315	$—		$315

(a)	Freight, transportation and distribution were disaggregated from cost of goods sold.
(b)	Share-based payments were reclassified to general and administrative expenses.
(c)	Provincial mining and other taxes was disaggregated into separate lines.
(d)	Finance costs related to long-term debt were reclassified to finance costs.
(e)	Interest expense related to customer prepayments was reclassified from finance costs to other income (expenses).

SCHEDULE “B”

NUTRIEN LTD.

RISK FACTORS RELATING TO NUTRIEN’S BUSINESS

Unless otherwise stated or the context otherwise requires, all references under this heading “Risk Factors Relating to Nutrien’s Business” to “Nutrien”, “we”, “us” or “our” mean Nutrien Ltd. and its subsidiaries, any partnerships of which Nutrien Ltd. and any of its subsidiaries are the partners, and our significant equity investments and joint ventures.

We may fail to realize anticipated benefits of the Arrangement.

Nutrien’s ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Nutrien’s ability to realize the anticipated growth opportunities, capital funding opportunities and operating synergies from integrating Agrium’s and PotashCorp’s businesses. The consolidation and integration process is complex, costly and time-consuming and may face significant challenges, including, without limitation:

•	Ongoing diversion of management’s focus and resources from other strategic opportunities and from operational matters during this process;

•	Unanticipated issues in integrating information technology, and other systems, procedures and policies;

•	Differences in business cultures;

•	Retaining key employees;

•	Disruptions to ongoing business and customer relationships.

In connection with obtaining required regulatory approvals for the Arrangement, the competition authorities in India and China required, among other things, PotashCorp’s commitment to divest its minority shareholdings in Arab Potash Company and Sociedad Química y Minera de Chile S.A. within a period of 18 months from November 2, 2017. The processes for completing these required dispositions are underway; however, there can be no assurance as to the timing for completing such dispositions, or the terms and conditions, including sale prices, upon which such dispositions will be completed. Failure to complete such dispositions on the terms imposed by the Indian and Chinese competition authorities could have materially adverse consequences.

Our estimates of future demand for our products may prove to be overstated.

We estimate the future level of demand for our products, however, our business is cyclical and many factors may cause actual demand to vary from forecasted levels, including:

•	Weather patterns/conditions - Our Retail customers have limited windows of opportunity to complete required tasks at each stage of the crop production cycle. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in those seasons, which in some cases will not be recovered in the following season. In addition, we face the significant risk and cost of continuing to carry inventory should our customers’ activities be curtailed during their normal seasons. We must manufacture and distribute product throughout the year in order to meet peak season demand, as well as react quickly to unexpected changes in weather patterns that affect demand.

Weather conditions that delay or intermittently disrupt fieldwork during the planting and growing seasons may cause agricultural customers to use different forms of crop nutrients and crop protection products, which may adversely affect demand for the forms that we sell or may impede farmers from applying our crop nutrients and crop protection products until the following growing season, resulting in lower demand for our products.

Adverse weather conditions following harvest may delay or eliminate opportunities to apply crop nutrients and crop protection products in the fall. Weather can also have an adverse effect on crop yields, which could lower the income of growers and impair their ability to purchase our crop nutrients, crop protection and seed products and services. Our quarterly financial results may vary significantly from one year to the next due to weather-related shifts in planting schedules and purchasing patterns.

•	Future technological innovation - The development of seeds that require less crop nutrients, development of full or partial substitutes for our products or developments in the application of crop nutrients such as improved nutrient use or efficiency through use of precision agriculture, if they occur, could have the potential to adversely affect the demand for our products and results of operations.

•	Deterioration of global market and economic conditions - Some of our customers require access to credit to purchase our products. A lack of available credit to customers in one or more countries, due to this deterioration or for other reasons, could adversely affect demand for crop nutrients. Furthermore, customers may be reluctant to replenish inventories in such conditions. The international market for fertilizers is influenced by such factors as rising incomes in developing countries, the relative value of the U.S. dollar and its impact on the importation of fertilizers, foreign agricultural policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets and other regulatory policies of foreign governments, as well as the Canadian laws and policies affecting foreign trade and investment.

•	Other factors - Decisions about the number of acres planted, the mix of crops planted and application rates for crop nutrients vary from year to year depending on a number of factors including, among others, crop prices, the level of grain inventory, governmental actions (including agricultural, environmental, fertilizer and biofuel policies), input costs and the level of the crop nutrients remaining in the soil following the previous harvest. Longer-term demand factors include population growth, changes in dietary habits and impacts from climate change.

Any inability to respond to changes in demand in an effective and timely manner could negatively impact our financial performance.

Competitors’ increases in crop nutrient production capacity and supply may outpace world demand.

We are subject to intense price competition from both domestic and foreign sources. Crop nutrients, including potash, nitrogen and phosphate, are global commodities with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and, to a lesser extent, on customer service and product quality. We compete with a number of domestic and foreign producers, including state-owned and government-subsidized entities.

Historically, selling prices for our products have fluctuated in response to periodic changes in supply and demand conditions. We have identified a number of factors influencing demand - refer to discussion of “Our estimates of future demand for our products may prove to be overstated”. Supply is affected by available capacity and operating rates, raw material costs and availability, government policies and global trade.

Periods of high demand, high capacity utilization and increasing operating margins tend to result in investment in production capacity, which may cause supply to exceed demand and selling prices and capacity utilization to decline. Competitors and potential new entrants in the markets for potash, nitrogen and phosphate have in recent years expanded capacity, begun construction of new capacity, or announced plans to expand capacity or build new facilities. The extent to which current global or local economic and financial conditions, changes in such conditions or other factors may cause delays or cancellation of some of these ongoing or planned projects, or result in the acceleration of existing or new projects, is uncertain. Future growth in demand for our products may not be sufficient to absorb excess industry capacity.

Consolidation in the crop nutrient industry has increased the resources of several of our competitors. Some of these competitors have greater total resources or are state supported, which make them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities.

During periods of industry oversupply, our results of operations tend to be affected negatively as the price at which we sell our products typically declines, resulting in possible reduced profit margins, and could include write-downs in the value of our inventory and production assets, and temporary or permanent curtailments of production.

We may fail to maintain high levels of safety and health or prevent or appropriately respond to a major security incident.

The mining, industrial and commercial activities (including related transportation and distribution activities) in which we engage are inherently hazardous, and we have personnel who work or travel in higher risk countries. Failure to prevent or appropriately respond to a safety, health or security incident could result in injuries or fatalities among our employees, contractors or residents in communities near our operations. Such incidents may lead to liabilities arising out of personal injuries or death, operational interruptions and shutdown or abandonment of affected facilities. Preventing or responding to accidents could require us to expend significant managerial time and effort, and financial resources to remediate safety issues, compensate injured parties or repair damaged facilities. Any of the foregoing could have an adverse impact on our financial results and our reputation.

Our information and operations technology systems are subject to cyber security risks.

Cyber security risks include attacks on information technology and infrastructure by hackers, damage or loss of information due to viruses, the unintended disclosure of confidential information, the misuse or loss of control over computer control systems, and breaches (intentional or otherwise). Targeted attacks on our systems (or on systems of third parties that we rely on), failure or non-availability of a key information or operations technology system or a breach in security measures designed to protect our technology systems could result in property damage, theft, misuse, modification and destruction of information, including trade secrets and confidential business information, and cause business disruptions, reputational damage, extensive personal injury and third-party claims, which could negatively impact our operations and our financial performance.

We may be subject to significant events or malicious acts (including terrorism) involving our operations.

Our operations may be subject to an unplanned event that could be significant in scale and negatively impact our financial performance. Such events include, without limitation:

•	The mining process is a complex process subject to certain geological conditions and hazards, including industrial and environmental hazards. For example, the presence of water-bearing strata above and below many underground mines poses the risk of water inflows. It is not uncommon for water inflows of varying degrees to occur in potash mines; however, it is difficult to predict if, when, or to what degree, such inflows could occur. At our Saskatchewan potash mines we have minor water inflows that we actively monitor and manage, as appropriate. Significant inflows at our potash mines could result in increased operational costs, increased risk of personal injury, production delays or stoppages, or the abandonment and closure of a mine. The risk of underground water inflows, as with most other underground risks, is currently not insured. Any of these risks and hazards could negatively affect our safety, our reputation or our financial performance.

•	Similar to other companies with major industrial facilities, our facilities may be targets of terrorist activities. Many of these facilities store significant quantities of ammonia and other materials that can be dangerous if mishandled. Our operations may also be impacted by catastrophic events (such as severe weather or extreme product transportation/storage mishaps) or be targets of cyber security attacks (or other intentional acts of destruction). As a result, our facilities, or those of third parties on which we rely, could be damaged or destroyed, or employees, contractors and the public could suffer serious physical injury. Any disruption of our ability to produce or distribute our products could result in a significant decrease in revenues and significant additional costs to replace, repair or insure our assets.

•	We hold numerous environmental, mining and other governmental permits and approvals authorizing operations at each of our facilities. Continuation and/or expansion of our operations is dependent upon renewing or securing the necessary environmental or other permits or approvals. A decision by a government agency to deny or delay issuing a new or renewed material permit or approval, or to revoke or substantially modify an existing permit or approval, could materially adversely affect our ability to continue operations at the affected facility.

•

A significant portion of our workforce is unionized or otherwise governed by collective bargaining or similar agreements. We are therefore subject to the possibility of organized labor disruptions. Adverse labor relations or contract negotiations that do not result in an agreement could result in strikes, slowdowns or impose additional costs to resolve these disputes. These disruptions may negatively impact our ability to produce or sell our products. These disruptions may also impact our ability to recruit and retain personnel and could negatively affect our financial performance.

We may incur costs related to new or revised regulatory requirements.

We are subject to numerous federal, state, provincial and local environmental and health and safety laws and regulations, including laws and regulations relating to land, water and raw material use and management; the emission of contaminants to the air or water; land reclamation; the generation, treatment, storage, transportation, disposal and handling of hazardous substances and wastes; the clean-up of hazardous substance releases; and the demolition of existing plant sites upon permanent closure. Specifically, our mining and manufacturing processes release carbon dioxide and other greenhouse gases (“GHGs”) and consume energy generated by processes that result in GHG emissions.

We incur significant costs and associated liabilities in connection with these laws and regulations. There are substantial uncertainties as to the nature and timing of any future regulations with many of the laws and regulations becoming increasingly stringent, and the cost of compliance can be expected to increase over time. New or revised laws or regulations may result from pressure on law makers and regulators to address climate change, transition to a low-carbon economy or to address concerns related to fertilizer and food prices, accidents, terrorism or transportation of potentially hazardous substances. Increased or more stringent regulations, if enacted, could impact our ability to produce certain products, increase our raw material, energy, transportation, and compliance costs, reduce our efficiency, require us to make capital improvements to our facilities and have a negative effect on our customer satisfaction, reputation and financial performance.

We may fail to realize anticipated benefits of completed or future acquisitions, strategic dispositions or internal re-organizations.

When we undertake any strategic initiatives our ability to achieve the expected returns and other benefits will be affected by our degree of preparedness and ability to execute. With respect to acquisitions, we are dependent upon our ability to successfully consolidate functions and integrate operations, technology, procedures and personnel in a timely and efficient manner. The integration of acquired assets and operations requires the dedication of management effort, time and resources, which may divert management’s focus and resources from other strategic opportunities or operational matters during the process. The integration process may result in the disruption of our existing business and customer relationships that may adversely affect our ability to achieve the anticipated benefits, and may negatively affect our financial performance.

We also continue to evaluate the potential disposition of assets and operations that may no longer help us meet our objectives. When we decide to sell assets or operations, we may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms or in a timely manner, which could delay the accomplishment of our strategic objectives.

We may experience increases in the price of or be unable to source required raw materials and energy.

Changes in the price of raw materials required to produce our products could have a material impact on our business. The price of our raw materials can fluctuate widely for a variety of reasons, including changes in availability because of additional capacity or limited availability due to curtailments or other operating problems. Other external factors beyond our control can also cause volatility in raw materials prices, including, without limitation, general economic conditions, the level of business activity in the industries that use our products, competitors’ actions, international events and circumstances and governmental regulation in the United States and abroad. Because most of our products are commodities or derived from commodities, there can be no assurance that we will be able to recover increases in the price of such raw materials through an increase in the price of our related crop nutrient products. Conversely, when the market prices for these raw materials plunge rapidly, the selling prices for related crop nutrients can fall more rapidly than we are able to consume our raw material inventory that we purchased or committed to purchase at higher prices. As a result, our costs may not fall as rapidly as the selling prices of our products. Until we are able to consume the higher priced raw materials, our gross margins and profitability may be adversely affected.

Natural gas is the principal raw material used to manufacture nitrogen. Natural gas is utilized as both a chemical feedstock and energy to produce anhydrous ammonia, a key input in the production of our upgraded nitrogen products and in the production of our concentrated phosphate products. Natural gas is also a significant energy source used in the potash mining and milling process.

North American natural gas prices are subject to price volatility and can be affected by weather conditions or weather forecasts, among other factors. An increase in the price of natural gas increases our nitrogen cost of production, and may negatively impact nitrogen margins for our North American nitrogen sales. Higher production costs may be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail.

In addition, the price for natural gas in North America can vary significantly compared to the price for natural gas in Europe and Asia. Significantly lower natural gas prices in Europe and/or Asia would give our competitors in Europe and Asia a competitive advantage, which could, in turn, decrease international and domestic product prices and reduce our margins. Furthermore, in North America natural gas prices have declined and remained at relatively lower levels over the past several years in response to increased supply from the development of production from shale gas formations. Future production of natural gas from shale gas formations could be reduced by regulatory changes that restrict drilling or increase its costs for other reasons. If this were to occur, natural gas prices could rise. If high prices were to occur during a period of low crop input selling prices, it could adversely affect our results of operations.

There is also a risk to production at various of our facilities due to concerns over the availability of natural gas supplies. Nitrogen facilities in Argentina, Egypt and Trinidad have all experienced supply strains or curtailments. Continued or increased natural gas shortages may result in reduced production available for sale and higher production costs per tonne. In Trinidad, all our gas supply contracts expire at the end of 2018 such that future supply will be based on new agreements regarding volume and price. Failure to secure a long-term gas supply on a cost-effective basis could adversely affect our Trinidad operations.

We may be adversely affected by changing antitrust laws or trade agreements and regulations to which we are subject.

We are subject to antitrust laws in various countries throughout the world. A significant portion of our business activities are conducted in countries under existing trade agreements and regulations. Changes in antitrust laws, trade agreements or regulations, or in their interpretation, administration or enforcement, may limit our operations or the operations of Canpotex, and could negatively impact opportunities for future acquisitions or organic growth. Increases in crop nutrient prices have in the past resulted in increased scrutiny of the crop nutrient industry under antitrust and competition laws, and any such increases could increase the risk that these laws could be interpreted, administered or enforced in a manner that is adverse to our interests.

An inability to attract, develop, engage and retain skilled employees could negatively affect our performance.

Sustaining and growing our business depends on the recruitment, development, engagement and retention of qualified and motivated employees. Although we strive to be an employer of choice, competition for skilled employees in certain geographical areas in which we operate can be significant and we may not be successful in attracting, developing or retaining such skilled employees. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. An inability to attract, develop, engage or retain quality employees could result in decreased productivity, reliability, efficiency and safety performance, higher costs and reputational harm. It could also negatively impact our ability to take on new projects and sustain operations, which might negatively affect our operations or our ability to grow.

We may be unable to access sufficient, cost-effective and timely transportation, distribution and storage of our products.

We rely on railroad, trucking, pipeline and other transportation service providers to transport raw materials to our manufacturing facilities, to coordinate and deliver finished products to our storage and distribution system and our Retail centers and to ship finished products to our customers. Accessing sufficient, cost effective, timely and dependable transportation and port storage and other distribution facilities is important in allowing us and any export, sales and marketing companies, to supply customers near our operating facilities and around the world. Our

(or the third parties upon which we rely) ability to provide sufficient, cost-effective and timely transportation and storage of product may be challenged due to labor disputes, system failures, accidents such as spills or derailments, delays, adverse weather or other environmental events, adverse operating conditions (including aging transportation infrastructure, railroad capacity constraints, changes to rail or ocean freight systems), swings in demand for our products, increased shipping demand for other products, adverse economic conditions, a change in our export, sales or marketing company relationships, or otherwise. This could result in delays and increased costs, lost revenue and reputational damage with our customers.

Canpotex may be dissolved or its ability to operate impaired.

Canpotex is the offshore marketing, transportation and distribution company we rely on to deliver our potash to customers outside North America. Unexpected changes in laws or regulations, market or economic conditions, our (or our venture partner’s) business, or otherwise could threaten the existence or effectiveness of Canpotex. A trusted potash brand could be lost and our access to key offshore markets negatively impacted resulting in a less efficient logistics system, decreased sales, higher costs or lower net earnings from offshore sales.

We may fail to protect the environment.

Environmental incidents, including uncontrolled tailings, gypsum stack or other containment breaches, significant subsidence from mining activities, significant release of hazardous and other regulated materials, and transportation accidents such as spills and derailments may occur. Failure to prevent a significant environmental incident can be harmful to our employees, contractors, and communities in which we operate and impact the biodiversity, water resources and related ecosystems near our operations. Such incidents could also adversely impact our operations, financial performance or reputation.

We may fail to gain the support of our stakeholders for our business plans.

Underperformance due to weak market fundamentals or business issues, inadequate communication, engagement and/or collaboration with our stakeholders or dissatisfaction with our practices or strategic direction may lead to a lack of support for our business plans. Loss of stakeholder confidence may impair our ability to execute on our business plans and attract capital, and may also lead to reputational and financial losses, or shareholder action.

Our international operations and investments may be affected by different political and regulatory environments.

We are a global business with significant operations and investments in countries outside of Canada and the United States. We have operations in a number of South American and European countries and Australia, a nitrogen production facility in Trinidad, and business investments in Egypt, Chile, Jordan, and China, and we source phosphate rock from Morocco. In connection with the Arrangement, we have committed to divest the minority shareholdings in Chile and Jordan within 18 months of November 2, 2017.

As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including: difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations; abrupt or unexpected changes in regulatory environments; increased government regulation of the economy and/or state ownership of enterprises; forced divestures or changes to or nullification of existing agreements, mining permits or leases; political and economic instability, including the possibility for civil unrest, inflation and adverse economic conditions resulting from governmental attempts to reduce inflation, such as imposition of higher interest rates and wage and price controls; nationalization of properties or assets by foreign governments; the imposition of tariffs, exchange controls, trade barriers or other restrictions; restrictions on monetary distributions; and currency exchange rate fluctuations between the U.S. dollar and foreign currencies.

The occurrence of any of the above in the countries in which we operate or elsewhere could jeopardize or limit our ability to transact business and could adversely affect our revenue and operating results and the value of our assets located in such countries.

Non-operated investments may be affected by decisions of third parties.

We hold a minority ownership interest in certain companies, and participate in various joint ventures. The operations and results of these investments are significant to us, and their operations can affect our earnings. Because we do not control these companies and our joint venture partners share a measure of control, we cannot ensure that these entities will:

•	operate efficiently;

•	pay dividends;

•	manage their businesses consistent with our business interests, goals, policies or objectives;

•	not subject the joint venture to liabilities exceeding those contemplated;

•	not take actions that harm our reputation or restrict our ability to run our business.

In addition, we may become involved in disputes with our joint venture partners, which could lead to impasses or situations that could harm the joint venture. As a result, these companies may contribute less than anticipated to our earnings and cash flow negatively impacting our operations or cause harm to our reputation.

Our opportunities to strategically reinvest available capital may be limited.

We regularly evaluate all strategic opportunities. We may seek to grow through acquisitions of assets or entities, or interests in other entities. We may also consider other growth opportunities such as strategic alliances, evaluation of new products and technologies, or expansion into new markets that complement and extend our portfolio of businesses and capabilities and generate returns that exceed our cost of capital on a risk-adjusted basis.

Various factors may limit our investment opportunities including geopolitical, market or other reasons. Such restrictions could negatively affect our competitive position and our future growth.

We may be unable to access capital on a cost-effective or timely basis.

We rely on access to debt capital markets to finance our day-to-day and long-term operations. Access to and cost of capital may be affected by factors not specific to our company such as adverse conditions in the credit markets, general and industry-specific market and economic conditions and interest rate fluctuations. Our access to capital will also be dependent on our credit ratings which are determined by, among other things, the level and quality of our earnings, our ability to generate cash flows, or restrictions on our ability to repatriate cash offshore. A credit-rating downgrade could potentially limit our access to private and public credit markets and increase the costs of borrowing under our existing credit facilities. A downgrade could also limit our access to short-term debt markets and increase the cost of borrowing in the short-term and long-term debt markets. Inability to access capital on a cost-effective basis may result in a loss of liquidity, an increase in the cost of capital or inability to execute on value-added transactions requiring significant capital.

We may incur losses due to exposure to various market factors.

We are exposed to financial risks that may result from changes in various market factors including:

•	Commodity price risk - We carry our inventories at the lower of cost on a weighted average basis and net realizable value. In periods when the market prices for our products are falling rapidly in response to falling market prices for raw materials, it is possible that we could be required to write down the value of our inventories. Changes in commodity prices may also represent an indicator of impairment. Our long-lived and intangible assets are assessed at the end of each reporting period for impairment indicators and when such indicators exist, impairment testing is performed to determine the recoverable value of assets. Changes in market conditions or industry structures, commodity prices, tax rates, technical operating difficulties, inability to recover our mineral reserves or increased operating cost levels relative to lower cost facilities could represent impairment indicators that trigger impairment testing. Significant assumptions in the determination of recoverable value include, but are not limited to: commodity prices, sales volumes, operating and capital expenditures, discount rates, inflation and growth rates, and reserves. We cannot predict if an event that triggers impairment will occur, when it will occur or how it will affect reported asset amounts. Impairment charges could be significant and could materially adversely affect our financial performance in the periods in which they are recorded.

•	Financial instrument risk - We seek to manage a portion of the risks relating to changes in commodity prices and foreign currency exchange rates using derivative instruments; however, such instruments may be ineffective in fully mitigating such risks. Our business, financial condition, results of operations and cash flows could be adversely affected by changes involving commodity price volatility, adverse correlation of commodity prices, or market liquidity issues.

•	Currency risk - Currency risk arises from the revaluation of monetary foreign assets and liabilities in conjunction with currency volatility. Foreign monetary asset and liability balances comprise primarily intercompany loans and external short-term debt. A significant shift in the value of the Canadian dollar and/or Australian dollar against the U.S. dollar could impact reported earnings. Additional currency risk stems from the translation of foreign subsidiary income statements to U.S. dollars for consolidation at the Nutrien level.

•	Interest rate risk - We may be exposed to fluctuations in interest rates as a result of the use of floating rate debt, floating rate credit facilities and commercial paper. An increase in interest rates could increase our net interest expense and negatively impact our financial results. Additionally, we are exposed to changes in interest rates upon the refinancing of maturing long-term debt and anticipated future financing needs at prevailing interest rates.

We are exposed to counterparty risk.

We are exposed to the risks associated with counterparty performance, including credit risk and performance risk. We may experience material financial losses in the event of customer payment default for our products and/or financial derivative transactions. Our liquidity may also be adversely impacted if any lender under our existing credit facilities is unable to fund its commitment.

Our advantaged cost position may be impaired.

As we take steps to further improve our cost position, various factors such as labor costs, failure to achieve technological improvements, operational inefficiencies, currency fluctuations, tax and regulatory costs, and water inflow control and other environmental costs may impact our ability to maintain our low-cost position and adversely affect our financial performance.

We may allocate our capital in an inefficient manner.

Challenges may arise in the capital allocation process due to changing market conditions and our ability to anticipate and incorporate such changes in our decision-making process. Inefficiencies in the capital allocation process or decisions that are not consistent with strategic priorities or that do not properly assess risk may also lead to inefficient deployment of capital. Failure to allocate capital in an efficient manner may lead to reduced returns on capital invested, operational inefficiencies, damage to our reputation and access to capital becoming more limited.

We may be unable to successfully execute our internal projects.

We have undertaken and continue to undertake various projects including capital and business process improvement /transformation projects. These projects involve risks, including (but not limited to) difficult environmental conditions, poor project prioritization and capital allocation, factors negatively impacting costs (such as escalating costs of labor and materials, unavailability and underperformance of skilled personnel, suppliers of materials or technology and other third parties we retain, design flaws or operational issues, poor project management oversight) or poor transition through project stages. Any of the foregoing risks could impair our ability to realize the benefits we had anticipated from the projects and negatively impact our financial performance.

We are subject to legal proceedings, the outcome of which may affect our business.

We are, and may in the future be, involved in legal and regulatory proceedings. These proceedings include matters arising from our activities or activities of predecessor companies. The outcome of these matters may be difficult to assess or quantify, and such matters may not be resolved in our favor. Such matters could result in unfavorable outcomes, including fines, sanctions and monetary damages against us or our directors, officers or employees. The defense of such matters may also be costly and time consuming, and could divert the attention of management and key personnel from our operations. We may also be subject to adverse publicity associated with such matters, regardless of whether such allegations are valid or whether we are ultimately found liable.

Violations of our governance and compliance policies may occur.

We operate in a global environment that encompasses multiple jurisdictions and complex regulatory frameworks. Our governance and compliance processes, which include the review of internal controls over financial reporting and specific internal controls in relation to offers of things of value to government officials and representatives of state-owned enterprises, may not prevent potential violations of law, accounting or governance practice. Our Code of Ethics, together with our mandatory policies, such as our anti-corruption and anti-fraud policies, may not prevent instances of fraudulent behavior and dishonesty nor guarantee compliance with legal or regulatory requirements. This may lead to regulatory fines, disgorgement of profits, litigation, loss of operating licenses or reputational damage.

Our insurance coverage may not adequately cover our losses.

Our operations are subject to risks inherent in the mining, manufacturing, transportation, storage and distribution of chemical fertilizers, including ammonia, which is highly toxic and corrosive. These risks include:

•	water inflows;

•	explosions;

•	fires;

•	severe weather and natural disasters;

•	train derailments, collisions, vessel groundings and other transportation and maritime incidents;

•	leaks and ruptures involving storage tanks, pipelines and railcars;

•	spills, discharges and releases of toxic or hazardous substances or gases;

•	deliberate sabotage and terrorist incidents;

•	mechanical failures;

•	unscheduled downtime;

•	labour difficulties; and

•	other similar risks.

Some of these hazards can cause bodily injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties and liabilities.

We maintain property, business interruption, casualty and liability insurance policies, but we are not fully insured against all potential hazards and risks pertaining to our business. As a result, we may incur significant liability for which we are not fully insured. We are subject to various self-retentions, deductibles and limits under these insurance policies. The policies also contain exclusions and conditions that could have a material adverse impact on our ability to receive indemnification thereunder. Our policies are generally renewed annually. As a result of market conditions, our premiums, self-retentions and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. In addition, significantly increased costs could lead us to decide to reduce, or possibly eliminate, coverage.

Future climate change could adversely affect us.

The prospective impact of potential climate change on our operations and those of our customers and farmers remains uncertain. Some scientists have suggested that the impacts of climate change could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels and that these changes could be severe. These impacts could vary by geographic location.

See discussions under “Our estimates of future demand for our products may prove to be overstated”, “We may be subject to significant events or malicious acts (including terrorism) involving our operations” and “We may incur costs related to new or revised regulatory requirements” for further consideration of the potential impacts of climate-related events on demand, on our operations and on the regulatory environment we operate within.

Our reported mineral reserves and mineral resources are only estimates.

Our reported mineral reserves and mineral resources are only estimates. The estimated mineral reserves and mineral resources may not be recovered or may not be recovered at the rates estimated. Mineral reserves and mineral resources estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative of the actual resources. Mineral reserves and mineral resources estimates may require revision (either up or down) based on actual production experience.

Further, market fluctuations in the price of potash, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated resources and/or reserves.